Exhibit 12.1

ENSCO PLC AND SUBSIDIARIES

Statement of Calculation of Ratios of Earnings to Fixed Charges

(In millions, except ratios)

(Unaudited)

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009

Earnings
(Loss) income from continuing operations before income tax	$(200.0)	$1,664.7	$1,397.7	$739.0	$507.9	$833.3
Fixed charges deducted from income from continuing operations	122.1	245.6	247.6	187.8	26.6	25.6
Amortization of capitalized interest	8.1	14.1	13.2	7.2	4.5	2.6
Less:
Income from continuing operations before income tax attributable to noncontrolling interests	$(8.1)	(10.2)	(8.0)	(6.0)	(6.2)	(4.2)
Interest capitalized	(40.6)	(67.7)	(105.8)	(80.2)	(21.3)	(20.9)
	(118.5)	1,846.5	1,544.7	847.8	511.5	836.4

Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	71.0	158.8	123.6	95.9	—	—
Estimated interest within rental expense	10.5	19.1	18.2	11.7	5.3	4.7
Fixed charges deducted from income from continuing operations	81.5	177.9	141.8	107.6	5.3	4.7
Interest capitalized	40.6	67.7	105.8	80.2	21.3	20.9
Total	$122.1	$245.6	$247.6	$187.8	$26.6	$25.6

Ratio of Earnings to Fixed Charges	(a)	7.5	6.2	4.5	19.2	32.7

(a)         For the six months ended June 30, 2014, our earnings were inadequate to cover our fixed charges by $240.6 million. Net loss from continuing operations before income taxes of $200.0 million for the six-month period ended June 30, 2014 included a non-cash loss on impairment of $991.5 million recorded during the period.